UNITED STATES                      ---------------------------------
 SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
      WASHINGTON, D.C. 20549                  ---------------------------------
                                              OMB Number:            3235-0360
          FORM N-17F-2                        Expires:          April 30, 2012
                                              Estimated average burden
                                              hours per response ......... 2.0
                                              ---------------------------------

Certificate of Accounting of Securities
            and Similar
      Investments in the Custody of
     Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
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1. Investment Company Act File Number:              Date examination completed:

811-   21947                                        November 30, 2008
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2. State identification Number:
--------------------------------- --------- ------- --------- -----------------
     AL            AK             AZ        AR      CA        CO
     ------------- -------------- --------- ------- --------- -----------------
     CT            DE 4202272     DC        FL      GA        HI
     ------------- -------------- --------- ------- --------- -----------------
     ID            IL             IN        IA      KS        KY
     ------------- -------------- --------- ------- --------- -----------------
     LA            ME             MD        MA      MI        MN
     ------------- -------------- --------- ------- --------- -----------------
     MS            MO             MT        NE      NV        NH
     ------------- -------------- --------- ------- --------- -----------------
     NJ            NM             NY        NC      ND        OH
     ------------- -------------- --------- ------- --------- -----------------
     OK            OR             PA        RI      SC        SD
     ------------- -------------- --------- ------- --------- -----------------
     TN            TX             UT        VT      VA        WA
     ------------- -------------- --------- ------- --------- -----------------
     WV            WI             WY        PUERTO RICO
     --------------------------------------------------------------------------
     Other (specify):
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3.   Exact name of investment company as specified in registration statement:

          Old Field Master Fund LLC
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4.   Address of principal executive office (number, street, city, state, zip code):

          733  Third Avenue, 11th Floor, New York, NY 10017
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and+ applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                                                                SEC 2198 (04-09)

SEC'S COLLECTION OF INFORMATION ------------------------------- An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507. Responses to this collection of information will not be kept confidential.

                                     MARCUM

                            ACCOUNTANTS ^ ADVISORS




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------

To the Board of Directors
Old Field Master Fund, LLC


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Old Field Master Fund, LLC (the "Company") complied with the requirements of sub-sections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of November 30, 2008. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2008, and with respect to agreement of security purchases and sales, for the period from September 30, 2008 (the date of our last examination), through November 30, 2008:

     o Confirmation of all investments in Private Investment Funds held by the Company, as well as all subscriptions and redemptions in Private Investment Funds during the period.

     o Reconciliation of all such investment securities to the books and records of the Company and the Administrator, SEI Investments Global Funds Services.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Old Field Master Fund, LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2008, with respect to investments in Private Investment Funds reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Old Field Master Fund, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                        /s/ MARCUM LLP


New York, NY
June 1, 2009

                                       [M]
                                   MARCUMGROUP
                                     MEMBER

  MARCUM LLP [] 655 Third Avenue [] 16th Floor [] New York, New York 10017 []
            PHONE 212.981.3000 [] FAX 212.981.3001 [] MARCUMLLP.COM

        NEW YORK [] NEW JERSEY [] CONNECTICUT [] FLORIDA [] GRAND CAYMAN

    Management Statement Regarding Compliance With Certain Provisions of the
                                   Investment
                               Company Act of 1940
                               -------------------

We, as members of management of Old Field Master Fund, LLC (the "Company"), are responsible for complying with the requirements of subsection (b) and (c) of rule 17f-2 "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of November 30, 2008, and from September 30, 2008 through November 30, 2008

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2008, and from September 30, 2008, through November 30, 2008, with respect to investments in Private Investment Funds reflected in the investment account of the Company

Old Field Master Fund, LLC
By:


/s/ John Moore
--------------
Director